Exhibit 16.2

April 16, 2008

Bernard C. Bailey

Chair, Audit Committee of the Board

  of Directors of Telos Corporation

19886 Ashburn Road

Ashburn, VA 20147

Dear Mr. Bailey,

Effective April 16, 2008, Reznick Group, P.C. resigns as the independent registered public accounting firm of Telos Corporation. As a result of certain communications from Class D members of the Board of Directors, Reznick Group believes that its independence has been impaired.

Yours truly,

Alex Castelli

Principal